Exhibit 99.3

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Financial Statements for 2025 and 2024

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Mexican pesos)

	Notes	March 31,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents	3	$70,099,892	$196,625,838
VAT receivable		327,936,152	291,635,084
Other receivables		2,795,025	2,095,041
Due from related parties	4	13,028,859	20,437,260
Prepayments		205,189	205,189
Total current assets		414,065,117	510,998,412

Property, construction in process and equipment, net	5	11,820,352,384	11,718,711,002

Total non-current assets		11,820,352,384	11,718,711,002

Total assets		$12,234,417,501	$12,229,709,414

Liabilities and Net Assets
Current Liabilities:

Trade accounts payable and accumulated expenses		$109,516,464	$99,713,973
Due to related parties	4	510,907,703	303,636,382
Contributions for future increase in net assets	4	585,646,061	567,582,564
Total current liabilities		1,206,070,228	970,932,919

Non-current Liabilities:

Due to related parties, excluding current instalments	4	5,298,553,789	5,316,408,434
Total non-current liabilities		5,298,553,789	5,316,408,434

Total liabilities		6,504,624,017	6,287,341,353

Net Assets
Net parent investment		213,191,683	213,191,683
Accumulated deficit		(1,245,927,375)	(1,033,352,798)
Other comprehensive income		6,762,529,176	6,762,529,176
Total Net Assets		5,729,793,484	5,942,368,061

Total Liabilities and Net Assets		$12,234,417,501	$12,229,709,414

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001
Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the three-month period ended March 31, 2025 and 2024
(Mexican pesos)

		For the three-month period ended March 31,
	Notes	2025	2024

Direct and selling, general and administrative expenses:
Depreciation and amortization		$39,075,709	$17,218
Property tax		396,792	298,305
Professional fees		5,801,686	18,776,995
Administrative services		5,961,207	58,743,628
Maintenance and conservation		300,000	800,000
Utility expenses		3,966,494	-
Advertising		150,000	-
Bank fees		15,244	-
Other costs		4,625,799	7,251
Total direct and selling, general and administrative expenses		60,277,687	78,643,397

Other income		2,825,031	1,190,483
Exchange rate income (expense), net		32,252,854	(49,543,144)
Valuation of financial derivative instruments		-	4,805,533
Interest income		2,778,379	-
Interest expense		(190,153,154)	-

Net loss for the period		(212,574,577)	(122,190,525)

Total comprehensive loss		$(212,574,577)	$(122,190,525)

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Changes in Net Assets
For the three-month period ended March 31, 2025 and 2024
(Mexican pesos)

	Note	Net parent investment	Retained earnings (accumulated deficit)	Other Comprehensive Income Revaluation of property, construction in process and equipment net of deferred income tax	Total
Balance as of January 1, 2024		$213,191,683	$673,089,663	$5,545,570,972	$6,431,852,318

Comprehensive loss for the period		-	(122,190,525)	-	(122,190,525)

Balance as of March 31, 2024		213,191,683	550,899,138	5,545,570,972	6,309,661,793

Balance as of January 1, 2025		213,191,683	(1,033,352,798)	6,762,529,176	5,942,368,061

Comprehensive loss for the period		-	(212,574,577)	-	(212,574,577)

Balance as of March 31, 2025		$213,191,683	$(1,245,927,375)	$6,762,529,176	$5,729,793,484

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Condensed Interim Statements of Cash Flows
For the three-month period ended March 31, 2025 and 2024
(Mexican pesos)

For the three-month period ended March 31,
2025	2024
Cash flows from operating activities:
Loss before income taxes	$(212,574,577)	$(122,190,525)
Adjustments for:
Depreciation of property, construction in process and equipment	39,075,709	17,218
Amortization of costs to obtain loans and commissions	4,596,868	1,482,861
Valuation of financial derivative instruments	-	(4,805,533)
Interest expense	190,153,154	-
Interest income	(2,778,379)	-
Effect on changes in foreign exchange rates	(34,180,621)	(52,492,264)
(15,707,846)	(177,988,243)
Changes in:
(Increase) decrease in VAT and other receivables	(37,001,052)	8,916,368
Decrease in prepayments	-	420,669
Decrease (increase) in related parties, net	36,805,689	(1,114,686,530)
Increase (decrease) in trade payables	9,802,491	(35,798,986	)-
Net cash flows used in operating activities	(6,100,718)	(1,319,136,722)

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(140,717,091)	(151,935,726)
Reimbursement of guarantee deposit	-	762,602,920
Interest received	2,778,379	-
Net cash flows used in investing activities	(137,938,712)	610,667,194

Cash flows from financing activities:
Contributions for future increase in assets	18,063,497	709,609,360
Loan proceeds	-	152,877,726
Loan payments to third parties	-	(53,474,655)
Loans received from related parties	-	7,500,000
Interest paid	(550,013)	(97,480,940)
Net cash flows from financing activities	17,513,484	719,031,491

Net (decrease) increase in cash and cash equivalents and restricted cash	(126,525,946)	10,561,963

Cash and cash equivalents and restricted cash at the beginning of the period	196,625,838	40,671,084

Cash and cash equivalents and restricted cash at the end of the period	$70,099,892	$51,233,047

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001

Notes to the Condensed Interim Financial Statements
As of March 31, 2025 and December 31, 2024, and
for the three-month period ended March 31, 2025 and 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On June 26, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Fideicomiso Murano 2000 CIB/3001 (the “Trust” or “Fideicomiso Murano 2000”) has an address at Montes Urales no. 105, Lomas de Chapultepec III, Miguel Hidalgo, 11000, Mexico City. The Trust has no employees, and all administrative and construction services are provided by its related parties Murano Worl, S. A. de C. V, Servicios Corporativos BVG, S. A. de C. V., Edificaciones BVG, S. A. de C. V. and Murano Management, S. A. de C. V.

The Trust is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Trust’s management and board of directors, following recent market developments and market outlook, have updated the Trust’s  strategic development pipeline as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025, see Notes 2c. for additional reference about covenants compliance. The Trust decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Trust is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

II.
Phase two is consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

b.	Significant transactions

i.
On October 17, 2024, Murano PV, the sub holding company of the Group in Mexico and Nafin signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist the Group with its working capital needs and compliance with its financial obligations including the conclusion of phase I of the Cancun Complex (GIC I). The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

ii.
On September 12, 2024 the Group close a 144A bond financing issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from the Trust as well as the VAT credit previously held by the Trust. The notes are secured by the private unit 1 owned by the Trust as well as the private unit 2 of the Cancun Complex and the collection rights of the hotel operation of the 1,016 keys.

iii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iv.
In March 20, 2024, Murano Global Investments PLC, parent entity of Murano PV (sub-holding of the Group in Mexico), and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the Public company in NASDAQ since that date.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Trust´s last annual financial statements as of and for the year ended December 31, 2024.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 and for the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Trust will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Trust to continue as a going concern. As a result, the Trust may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Trust has incurred significant debt primarily to fund operating expenses and finance the construction projects. As of December 31, 2024, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

Certain covenant tests will arise, under the terms of the Senior Notes issued by Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “ Issuer Trust”, a related party of the Trust where  the Trust is a mortgage guarantor), during the following twelve months after the condensed interim financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Trust has hired professional specialist advisors who are experienced in debt restructuring, to advise the Trust on a plan to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Trust’s lender, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful and will mitigate the risk over the Trust’s ability to continue as a going concern. The Trust has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Trust to continue as a going concern following twelve months after the condensed interim financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Trust such as new or restructured loan agreements and the possible financial support of the major shareholder of the Trust. However, the Trust may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Trust will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as March 31, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Trust’s last annual audited financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents

As of March 31, 2025 and December 31, 2024 cash and cash equivalents is as follows:

	As of
	March 31, 2025	December 31, 2024

Bank deposits	$70,099,892	$196,625,838

Total cash and cash equivalents	$70,099,892	$196,625,838

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of March 31, 2025 and December 31, 2024 are as follows:

	As of
	March 31, 2025	December 31, 2024
Receivable
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (1)	$13,028,859	$20,437,260
Total related parties receivable	$13,028,859	$20,437,260

	As of
	March 31, 2025	December 31, 2024
Payable:
Affiliate:
Servicios Corporativos BVG, S. A. de C. V. (2)	$6,900,729	$5,118,043
Edificaciones BVG, S. A. de C. V.(3)	21,596,313	26,101,880
Murano Management, S. A. de C. V. (4)	7,940,115	8,775,905
Sofoplus S.A.P.I de C. V., SOFOM ER (5)	9,632,658	9,828,200
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB 4323(6)	5,763,391,677	5,570,220,788
Total related parties payable	5,809,461,492	5,620,044,816

Current portion	$510,907,703	$303,636,832

Long-term portion	$5,298,553,789	$5,316,408,434

(1)	This balance is integrated into the following transactions:

(i)	Guarantee deposit in the amount of $4,870,138 for lease payments included in the balance as of March 31, 2025 and December 31, 2024, respectively.
(ii)	Advance payments for expense reimbursement in the amount of $8,158,721 and $15,567,122 as of March 31, 2025 and December 31, 2024, respectively.

(2)	This balance is generated by specialized administrative services given to the Trust.

(3)	This balance is generated by construction services given to the Trust.

(4)	Specialized administrative services and expense reimbursement given to the Trust.

(5)	Financial factoring with suppliers for discounting their invoices with Sofoplus.

(6)	This balance is composed of the following loan agreements:

(i)
On September 12, 2024, the issuer trust Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323  a loan agreement with maturity of 7 years in the amount of U.S.$248,161,222 and signed and amendment to the loan agreement on the same date to increase the amount of the loan up to U.S.$285,534,199. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit. The balance in net of amortized cost.

Contributions for future increase in net assets

Contributions for future increase in net assets are contributions granted by the Trustor (Murano World, S. A. de C. V.) of the Trust that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.  As of March 31, 2025 and December 31, 2024 the  balance of the contributions for future increase in net assets amounted $585,646,061 and $567,582,564, respectively.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

		Construction in
	Land	process	Buildings	Elevators	Furniture (1)	Total
Cost:

Balances as of January 1, 2024	$3,000,019,522	$6,347,570,388	$-	$-	$688,723	$9,348,278,633

Additions		1,267,130,396	-	-	-	1,267,130,396
Capitalization of FF&E and
OS&E, buildings and elevators		(3,262,598,851)	2,997,828,444	9,005,919	255,764,488	-
Revaluation	895,920,272	217,896,510	103,141,422	-	-	1,216,958,204

Balances as of December 31, 2024	$3,895,939,794	$4,569,998,443	$3,100,969,866	$9,005,919	$256,453,211	$11,832,367,233

Balances as of January 1, 2025	$3,895,939,794	$4,569,998,443	$3,100,969,866	$9,005,919	$256,453,211	$11,832,367,233

Additions	-	140,717,091	-	-	-	140,717,091

Balances as of March 31, 2025	$3,895,939,794	$4,710,715,534	$3,100,969,866	$9,005,919	$256,453,211	$11,973,084,324

		Construction in
	Land	process	Buildings	Elevators	Furniture (1)	Total
Accumulated depreciation:
Balances as of January 1, 2024	$-	$-	$-	$-	$(80,350)	$(11,478)

Depreciation	-	-	(55,745,783)	(675,444)	(57,154,654)	(113,575,881)

Balances as of December 31, 2024	-	-	(55,745,783)	(675,444)	(57,235,004)	(113,656,231)

Balances as of January 1, 2025	-	-	(55,745,783)	(675,444)	(57,235,004)	(113,656,231)

Depreciation	-	-	(19,381,065)	(225,148)	(19,469,496)	(39,075,709)

Balances as of March 31, 2025	-	-	(75,126,848)	(900,592)	(76,704,500)	(152,731,940)

Carrying amounts as of:
December 31, 2024	$3,895,939,794	$4,569,998,443	$3,045,224,083	$8,330,475	$199,218,207	$11,718,711,002

March 31, 2025	$3,895,939,794	$4,710,715,534	$3,025,843,018	$8,105,327	$179,748,711	$11,820,352,384

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the three-months period ended March 31, 2025, and the year ended December 31, 2024, construction cost incurred were $140,717,091 and $1,267,130,396, respectively.

There was no capitalization of borrowing cost included in the construction costs of the above-described hotel complexes for the three-months period ended March 31, 2025, for the year ended December 31, 2024 and the capitalization borrowing cost was $85,174,178. These borrowing costs were calculated using a capitalization rate of 100%  before the operation period of Vivid starting April 1, 2024, after that date the capitalization was 60% finalizing on September 12, 2024 with the payment of the syndicated loan in full as part of the proceeds obtained with the issuance of the Senior Notes as described in Note 1b.2.

Measurement of fair value

Land, construction in process and buildings

Fair value hierarchy

The Trust engages third-party qualified appraisers to perform the valuation of the land, construction in process  and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land, construction in process and buildings, as well as the significant unobservable inputs used.

The revaluation gain as of December 31, 2024 was $217,896,510. The trust did not revalue the assets as of March 31, 2025 and any the interim periods, as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Trust directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•     Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•   Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•     Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•      Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•    The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•     Location (0.80 - 1).
•     Size (1.08 - 1.20).
•     Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Trust directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
•     Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Buildings

Trust directors use the cost approach to determine the value of buildings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).
In estimating the fair value of building and site improvements, the appraiser performed the following:
•     Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
N/A	N/A as not adjustment factor was used.

Carrying amount

Had the Trust’s land, construction in process and buildings been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	March 31, 2025	December 31, 2024

Land	$203,300,683	$203,300,683
Construction in process	2,843,507,745	2,702,790,653
Buildings	1,898,287,590	1,898,287,590

Total	$4,945,096,018	$4,804,378,926

6.	Income tax

The Trust does not carry out business activities in accordance with the provisions of the rule 3.1.14 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.

The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

7.	Commitments and contingencies

1.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Trust are not comparable to those used with or between independent parties in comparable operations.

3.
The Trust has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes.  As referred to in the Going Concern Note 2c, in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others.  The Trust  has hired specialist professional advisors who are experienced in debt restructuring, to advise the Trust on a plan to execute a possible  restructuring of the Senior Secured Notes.  Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful.

8.	Subsequent events

1.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

2.
The Trust is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

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